UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025.

 Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Current Report on Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (File Nos. 333-277723, 333-270376, 333-266045) and Form F-3 (File No. 333-280284) and shall be deemed to be a part thereof from the date on which this report on Current Report on Form 6-K is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act, or the Securities Exchange Act of 1934, as amended.

Zenvia Announces New Strategic Cycle

Zenvia Customer Cloud is the result of innovation and integration of acquisitions that position

Zenvia as one of the leading SaaS providers for customer experience

São Paulo, January 13, 2025 - Zenvia (NASDAQ:ZENV) (the "Company"), one of the leading SaaS providers for customer experience (CX) in Latin America, announces the beginning of its new strategic cycle.

Since its inception 21 years ago, Zenvia's mission has always been to revolutionize the experience customers have with companies and brands, and with each new strategic cycle, the Company continues to expand its vision. The launch of Zenvia Customer Cloud in 2024 marks the end of the Company's latest strategic cycle, which began in 2018 and aimed to expand its CX SaaS portfolio by combining investments in M&A and R&D, making Zenvia one of the segment leaders in Latin America. From January 2025, the Company will begin its new strategic cycle, focused on accelerating the growth of Zenvia Customer Cloud - our new core business and our most complete unified customer experience solution.

Zenvia Customer Cloud is a solution that integrates all stages of the customer journey—attract, convert, serve, and nurture—personalizing every interaction from the first contact to post-sales service with extensive use of Artificial Intelligence (AI) tools. With an innovative business model enabling flexible adoption, organizations can easily begin and progressively expand their use of the software, providing Zenvia with what we believe to be a highly scalable revenue growth stream.

Zenvia Customer Cloud is the result of the deep integration of the Company's CX SaaS tools, resulting in a totally unified solution for the customer. Launched in 2024 and leveraged by Product Led Growth (PLG) strategies and international expansion, Zenvia Customer Cloud was already used by 5,700 companies, 20% of which were international customers, and we estimate it generated revenue between R$180 million and R$200 million in the year ended December 31, 2024. We estimate that this operation will grow between 25% and 30% in 2025, with a gross margin of between 68% and 70% and a positive EBITDA margin.

To reinforce the focus on its new strategic core business, the Company will proactively evaluate opportunities to divest assets that fall outside the scope of Zenvia Customer Cloud.

We believe that the combination of the new unified operating model, featuring a high degree of automation and AI utilization, along with the development and acceleration of its partner ecosystem, will streamline operations and simplify the Company’s structure. As a result, Zenvia is announcing today a workforce reduction of approximately 15%, that is expected to result in cost savings between R$30 million and R$35 million in 2025, already factoring in severance expenses.

Cassio Bobsin, Zenvia's CEO, commented: "We are entering a new phase, building upon the solid foundation we have established throughout our history. The customer experience market is one that has benefited the most from the evolution in technology and artificial intelligence, unlocking new opportunities for our organization. The consolidation of Zenvia Customer Cloud marks the start of an exciting new chapter, positioning us as one of the most comprehensive unified SaaS CX solutions for B2C companies."

Shay Chor, Zenvia's CFO & DRI, commented: "As we embark on our new strategic cycle, our focus is firmly on Zenvia Customer Cloud. We will carefully evaluate opportunities to divest non-core assets to optimize our capital structure and concentrate on expanding our ecosystem. We are confident that these actions will result in a more efficient company with exceptionally solid business metrics, enabling us to unlock significant value for our shareholders."

Conference call for investors. Zenvia's management team will hold a webcast to provide further details about this announcement on Tuesday, January 14, 2025, at 10:00 a.m. ET. To access the webcast, click here.

Further information about Zenvia can be found at investors.zenvia.com.

About Zenvia

Zenvia (NASDAQ: ZENV) is a technology company dedicated to shaping a new world of customer experiences. Through its Zenvia Customer Cloud solution, the company empowers businesses to deliver personalized, engaging, and fluid experiences across the entire consumer journey, leveraging data and advanced Artificial Intelligence (AI) tools. With 21 years of expertise and thousands of clients across Latin America, Zenvia helps businesses in all sectors strengthen their brands, boost sales, and enhance customer service—driving greater operational efficiency, productivity, and results from a single platform. For more information, visit our website and follow our social media profiles on LinkedIn, Instagram, TikTok and YouTube.

Forward-Looking Statements

This press release may include forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 13, 2025

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer